UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                          GENERAL FORM REGISTRATION OF
                          SECURITIES OF SMALL BUSINESS
           Under Section 12(g) of the Securities Exchange Act of 1934

                            GMC HOLDING CORPORATION

       FLORIDA                                          59-2502215
(State of incorporation)                    (I.R.S. Employer Identification No.)

Address of principal Executive offices: 250 Bird Road, Suite 104
                                        Coral Gables, Florida 33146

Issuer's telephone number: (305) 446-4704

Securities to be registered under Section 12(g) of the Act:

   Title of each class                          Name of each exchange on which
   to be so registered:                         each class is to be registered:

15,000,000 common shares                            NASDAQ (Bulletin Board)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business

         GMC Holding Corporation ("GMC," the "Company," or the "Issuer") was organized under the laws of the State of Florida on October 20, 1982 as "Here Comes Grandma, Inc." The Company's name was changed to "GMC Holding Corporation" on December 10, 1997. The Issuer is a diversified public company in the business of producing and merchandising direct response television programming and selling a wide variety of products, including those marketed under license, through television commercials and infomercials.

         Either through licensing agreements and contracts to provide other companies with air time to broadcast television commercials on Access America and the American Independent Network, networks reaching in excess of 56 million homes, the Issuer has acquired a number of products and advertisers. These include, but are not limited to the following: (1) a golf instructional video, hosted by Senior PGA player Bruce Devlin; (2) a significant contract with Salton Maxim Housewares, Inc., a California based houseware products manufacturer, to supply new infomercials advertising that company's products, such as the Booxie, an exciting new children's product that will be touted in an informercial featuring Bill Dana, a well-known actor and television personality; and (3) an services agreement with IDT Corporation of Hackensack, New Jersey, a leading provider of low-cost international telecommunications. The IDT contract calls for GMC to broadcast 30 second television commercials describing IDT's steeply discounted long distance telephone service. GMC will also air commercials using its modern broadcast facilities to offer IDT's internet access at a much lower rate than many other leading internet companies, such as America Online.

         GMC will provide television viewers with a unique line of proven categories of products. Rather than employ a traditional stage for the display of merchandise, the Company is using "state of the art" production facilities to create visually attractive sets designed to emphasize and highlight the products being displayed and sold. GMC employ its $4 million in media air time inventory through The American Independent Television Network and America Access to market useful and relatively inexpensive consumer products. Through its reserved media time, the Company will have immediate access to a combined affiliate list of 193 television stations nationwide, with a broadcast reach into over 56 million homes.

         Through the vast inventory of media time, GMC intends to commence its initial direct response spots in August of 1998. The first product, already in inventory and licensed to GMC, will be a series of ten videos entitled "Golf 911", hosted by senior PGA professional Bruce Devlin, winner of over 60 PGA tournaments during his golfing career. Mr. Devlin, who is chairman of the advisory board of the senior PGA, is known worldwide as an expert teacher with respect to the game of golf. The Company is also in the process of developing other categories of instructional videos, such as tennis, educational children's videos, and health and fitness tapes.

         The Company has never been in bankruptcy (either voluntary or involuntary) or in receivership. A restructuring of the Company's equities occurred on December 18, 1997. In this transaction, the Issuer's outstanding common shares were reduced from 9,815,492 to 2,700,492 shares. An additional 7,115,000 of the original 9,815,492 common shares were returned to the Company.

         No governmental regulations directly affect the manufacture, marketing and sale of any of the Issuer's products. GMC Holding Corporation has a total of five employees. These include Mr. G. Michael Khoury, the CEO; Chris Evans, Esq., the General Counsel; Ms. Patrice Burns, Vice President of Customer and Investor Relations; and other experienced professionals in the areas of advertising, sales, and market analysis and development.

         During the past year, approximately $40,000 has been spent upon development activities. These activities include, but are not limited to, the performance of marketing studies to identify target customer groups, a detailed analysis of the Company's customers and their responses to potential products and marketing approaches, cost studies and research with respect to what services will be likely needed in the future, and an estimate as to their costs and availability.

Item 2. Management's Plan of 0peration

A. Current Operations

         GMC Holding Corporation's executive offices are located at 250 Bird Road, Suite 104, Coral Gables, Florida 33146.

B. Corporate Assets

         The Company has several significant corporate assets. The major property owned by GMC is a $4,000,000 block of television time on Access America and the American Independent Network. These networks reach approximately 56 million households throughout the United States and Canada.

         The  Company's  other assets  and contracts  were briefly  described in
Item I above (Description of Business).

C. Customer Market and Marketing Plan

         Television continues to grow as a powerful and ubiquitous medium. This is particularly true in light of the recent advances in communications technology. Television home shopping is already a $4 billion market, with a firmly established dynamic consumer audience. Although television home shoppers only account for approximately 2 per cent of all shopping activity, almost a third of the population spends a total of $80 billion annually on mail order and catalog shopping. The Company intends to build its customer base from both of these customer groups.

         According to Fortune magazine, technology-based marketing systems, such as television home shopping is expected to increase from its current share of the market, considered to be approximately 2.8 per cent of America's $2.1 trillion per year retail marketplace to approximately 15 per cent of all retail marketing and sales by the year 2000. Changing consumer attitudes are likely to contribute to the growing home shopping industry. According to a recent survey completed by Yankelovich Partners, consumers are becoming increasingly impatient with traditional shopping in stores and are unwilling to spend significant blocks of their scarce free time purchasing items displayed and carried in stores.

         For this reason, GMC is positioned to take advantage of present and emerging interactive broadcast technologies. By late summer of 1998, the Company intends to commence daily programming marketing products it will advertise under contract or license on the Independent Television Network. The network will provide the Company with an immediate operational infrastructure, an established marketing and sales force (using an "800" number to handle sales orders or requests for information), and a significant base of viewers who are comfortable ordering merchandise in this manner. The unique concept and product line offered by GMC with respect to such products as the instructional sports videos are particularly well-suited for the Access America network, an outlet in which the Company presently owns $4 million in broadcast time.

D. Immediate Cash Requirements and Growth Projections

         The primary costs in GMC's operating budget arise from the development of stage sets employed in the infomercial broadcasts on the Access America cable channel and the payment of license fees to obtain products to market. The total cost of goods sold for the first 12 months of operation is projected to be approximately one million dollars.

         The Company's estimated fixed and variable costs are set forth in Exhibit A of Item 13 of this Registration Statement. The Company does not plan or expect to purchase any significant equipment to carry out its projected operations. The Company currently has five employees. At the end of the initial year of operations, management projects that the Company will have as many as 11 full-time employees, in addition to as many as 4 part-time employees.

Item 3. Description of Property

         The Issuer does not own any real property. Its offices are leased and are located at 250 Bird Road,, Suite 104, Coral Gables, Florida 33146. The Company's headquarters are located near Interstate 95 in a Class A office building with modern facilities and ample parking. The Company's office lease (the "Lease") expires in October of 1998, but is renewable at GMC's option on an annual basis. Monthly rental of the office space is curTently $1,159. The Lease contains a standard cost of living provision tied directly to the Consumer Price Index.

         Neither the Company's Bylaws nor its Articles of Incorporation (the "Articles") limits the types of investments the Issuer may make. The policy, however, may be changed by a majority vote of the Company's shareholders, but must be reflected by a formal amendment to the Company's Articles. However, because the primary purpose of the Company is to develop, license, and market a diversified line of products, it is unlikely that the Company's shareholders would elect to invest in real estate. This is also true of the investments in real estate mortgages, developed or undeveloped properties, securities of other companies, or other investments not described herein.

Item 4.  Security   Ownership  in  Certain   Beneficial  Owners  and  Management
         (Applicable to the Beneficial Owners and Management Owning More Than Five Percent of Any Class of Securities)

Title of Class     Name and Address        Amount and           Percent of Class
                   of Beneficial Owner     Nature of
                                           Beneficial Owner

Common Shares     G. Michael Khoury        1,300,000 shares          48.1%
                                           held in name of
                                           G. Michael Khoury

Item 5. Directors, Executive Officers, Promoters and Control Persons

(a) Identify directors and executive officers:

         1. G. Michael Khoury - Mr. Khoury is the Chairman of the Board of Directors and the Chief Executive Officer of GMC Holding Corporation. He is also a Director. Mr. Khoury has held each of these positions since May 1, 1997. His position as a director expires on April 30, 2000. At that time, he may stand for re-election. Mr. Khoury serves as CEO of the Company at the pleasure of the Board of Directors. He has wide experience organizing, staffing and running companies in the automotive industry, fiberglass fabrication, construction and other retail businesses. His background in budgeting, administration, and cost control in a variety of retail business environments will be useful in implementing the quality control measures to assure that GMC is efficiently run.

         2. Chris M. Evans - Mr. Evans, who is 48, is the general counsel and Secretary of the Company. He also serves as a Director. Mr. Evans's position as a director expires on April 30, 1999. He will then be eligible to be re-nominated and re-elected to a new two year term. Mr. Evans has been corporate secretary since May 1, 1997 and general counsel since August 1, 1997. Prior to becoming general counsel for the GMC Holding Corporation, Mr. Evans practiced corporate law in Virginia and Washington, D.C. His practice encompassed providing banking and financial transaction advice to corporate clients and trial of commercial and contract litigation in state and federal courts. Mr. Evans received a B.A. in political science from Tulane University and earned his law degree from the same institution in 1981. He attended the University of Texas at Austin as a Lyndon B. Johnson fellow. There, he earned a Master's Degree in Public Affairs specializing in finance and cost accounting. Before becoming a partner in a small Washington, D.C. law firm, Mr. Evans served as general counsel for a Virginia-based electronics and aerospace firm.

         3. Patrice Burns - Ms. Burns serves as Vice President of Investor Relations for the Company. She is also a director. Ms. Burns has held both an officer position and has been a director of the Company since May 1, 1997. Her term on the Board of Directors ends on April 30, 2000. Patrice Burns is 38 years old and earned a B.S. degree in marketing from St. John's University. Patricia Burns has previously served as senior Vice President for Prime Charter, Ltd., a New York investment firm, and has worked as an account executive with other major investment banks and securities firms, including Paine Webber, Smith Barney, and Drexel, Burnham & Lambert. From 1984 through 1987, Patrice Burns was the Marketing and Product Manager for Ferrero U.S.A., Inc., one of the largest confectioners in the world. There, she managed, administered and coordinated all new product introduction campaigns with 54 brokers nationwide.

         4. John D. Henson - Mr. Henson is 75 and serves as the Company's Chief Financial Officer. He is also a corporate director. His term as director ends on April 30, 1999. He was appointed the Company's CFO by the Issuer's Board of Directors in May 1, 1997 and was also elected by the shareholders' as a director on that date. Mr. Henson earned a Master's degree in Business Administration at the American Graduate School of International Finance (also known as the "Thunderbird School") and a bachelor's degree from the Pharmacy School of the University of New Mexico. As a former foreign service executive with the U.S. Department of State, Mr. Henson directed the largest A.I.D. Commodity

Acquisition program in the world. He also developed and administered import programs for the entire East Asia Region. For nearly three decades, John Henson advised foreign governments, banks and private sector businesses with respect to international trade policies and practices.

         5. Sonnai L. Rohrbeck - Ms. Rohrbeck, who is 47, is an outside Director and product consultant. She was elected to GMC's Board of Directors on May 1, 1997 and will serve as a director until April 30, 2000. Sonnai Rohrbeck is a C.P.A. and was previously Vice President of Marketing with Here Comes Grandma, Inc., GMCs predecessor. Ms. Rohrbeck has significant experience in negotiating with vendors and suppliers.

         (b) Family Relationships and Legal Proceedings

         G. Michael Khoury, Chairman and CEO of GMC Holding Corporation, is the uncle of Patrice Burns, a corporate Vice President and a director. Other than this relationship, no family relationships currently exist between or among directors, executive officers, or persons nominated or chosen to become directors or executive officers. No material legal proceedings have occurred during the life of the Issuer or during the operation of its predecessor company. Moreover, no officer, director, promoter or control person has been involved in any material legal proceeding, such as bankruptcy, a criminal proceeding, or otherwise, during the past five years.

Item 6. Executive Compensation

(a) SUMMARY COMPENSATION TABLE

Annual Compensation
-------------------

Name and
Principal                                                           Other Annual
Position                  Year         Salary($)        Bonus($)    Compensation
--------                  ----         ---------        --------    ------------

G. Michael Khoury (CEO)   1997      0 (deferred)          0              0


Long Term Compensation
----------------------

Awards                                                                         Payouts
------                                                               ----------------------------
                                          Securities                   LTIP              All
Restricted Stock Awards(s)           Underlying Options/SAR's        Payouts          Other Comp.
--------------------------           ------------------------        -------          -----------
Shareholder: G. Michael Khoury               N/A                       N/A               N/A
was provided with 1,300,000 shares
of common stock valued at $2 per
share or $2,600,000 in deferred value),
all of which was restricted under
Rule 144.

Chris M. Evans received                      N/A                       N/A               N/A
25,000 restricted shares
of Rule 144 stock as compensation
for legal services (valued at
$2.00 per share in deferred
value).

Patrice Burns received                        N/A                       N/A               N/A
20,000 restricted shares
of Rule 144 stock as compensation
for financial consulting
services (valued at $2.00
per share in deferred
value).

John D. Henson received                      N/A                       N/A              N/A
10,000 restricted shares
of Rule 144 stock as compensation
for consulting services
(valued at $2.00 per share in
deferred value).


Long Term Compensation
----------------------

Awards                                                                         Payouts
------                                                               ----------------------------
                                          Securities                   LTIP              All
Restricted Stock Awards(s)           Underlying Options/SAR's        Payouts          Other Comp.
--------------------------           ------------------------        -------          -----------
Sonnai L. Robrbeck received                 N/A                       N/A              N/A
25,000 restricted shares of Rule
144 stock as compensation for
consulting and marketing services
(valued at $2.00 per share in
deferred value).

         No executive officer received compensation in excess of $ 100,000. No director fees were paid during the last fiscal year. No stock appreciation rights or long-term incentive plan was formally in place during the 1997 fiscal year. Certain officers and directors did, however, receive stock or stock options as compensation for their professional services. These are shown above.

Item 7. Certain Relationships and Related Transactions

(a) Completed Transactions.

         On December 18, 1998 (the "Restructuring Date"), management entered into a restructuring of its shares to return a significant number of its common stock to the Company. In so doing, the Company would have additional equity to make new acquisitions, thereby benefitting all shareholders. Before the Restructuring Date, the company had 9,815,497 shares issued and 15,000,000 common shares authorized. The shareholders affected by the restructuring, all of whom are directors, and the share position of each after the Restructuring Date, are as follows:

                  Shareholdings Before                            Shs Returned
Shareholder       the Restructuring Date     Current Ownership      to Company
-----------       ----------------------     -----------------      ----------

Patrice Burns     100,000 restricted         20,000 restricted         80,000
(officer and      common shares              common shares
director)

Chris Evans       300,000 restricted         25,000 restricted         275,000
(officer and      common shares              common shares
director)

                  Shareholdings Before                            Shs Returned
Shareholder       the Restructuring Date     Current Ownership      to Company
-----------       ----------------------     -----------------      ----------

John Henson       100,000 restricted         10,000 restricted          90,000
(officer and      common shares              common shares
director)

G. Michael        6,500,000 restricted       1,300,000 restricted    5,200,000
Khoury (officer   common shares              common shares
and director)

Sonnai Rohrbeck   2,000,000 restricted       25,000 restricted       1,800,000
(director only)   common shares              common shares

         (b) Proposed Transactions.

There are currently no proposed transactions at this time.

         (c) Consideration for Promoters.

The Company has issued no shares to any promoters.

Item 8. Legal Proceedings

         The company is not a party to any pending legal proceeding.

Item 9. Market for Common Equity and Related Stockholder Matters

         (a) Market information

         GMC Holding Corporation is currently traded on the NASDAQ-OTC Bulletin Board. Its trading symbol is GHCM. The high sales price for the last two quarters for 1997 (the only quarters in which the stock was traded publicly) was $3 per share. The low sales price for the last two quarters for 1997 was $2.50 per share.

         (b) Holders.

         There are 390 holders of 1,615,661 shares of unrestricted common stock.

         Eight shareholders currently hold 1,671,831 shares of restricted common stock.

         (c) Dividends.

         No cash dividends have been declared by management. Dividends are not restricted in any manner by the Articles of Incorporation or the bylaws of the Company, but, according to Florida law, may only be voted by the Board of Directors and paid from retained earnings.

Item 10. Recent Sales of Unregistered Securities

         No unregistered securities have been sold.

Item 11. Description of Securities

         (a) Common or Preferred Stock.

         The amount and frequency of dividend payments will be determined by the Company's Board of Directors. The Compensation and Dividend Committee of the Board of Directors has determined that dividends shall be paid annually, if at all, and shall be paid out of retained earnings not dedicated to plant and corporate expansion, acquisitions, and general and administrative costs.

         The Company's common stock also has no preemptive, conversion or liquidation rights. No provision in the Company's charter or bylaws prevents, delays, or otherwise defers a possible change in control of the Issuer.

         GMC Holding Corporation currently has no debt securities or preferred stock and has no plans at this time to register any such securities.

Item 12. Indemnification of Directors and Officers

         Article IV of the Company's bylaws provides that any director or officer of the Company who is threatened to be or is made a party of any pending or filed action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is, or was, a director, officer, employee or agent of the Company, or served at the request of the Company as a director, officer, employee, trustee or agent to any other corporation, partnership, joint venture, trust or other entity, shall be indemnified against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding to the full extent allowed by Florida law. Such expenses shall be advanced as incurred upon receipt of an undertaking to repay such amount if such person is found not be entitled to such indemnification pursuant to the Company's bylaws.

         The Company is currently negotiating with several major liability carriers to obtain a policy of errors and omission liability insurance to cover purported acts of commission or omission from which such a claim might arise with respect to director or officer liability. Otherwise, no statute, charter provisions or other arrangements exist that insures or indemnifies a controlling person, director, or officer with respect to potential liability in his or her capacity as a control person, officer or director.

Item 13. Financial Statements

         Audited financial statements for the Company were prepared by Ida C. Ovies, C.P.A., P.A., 2307 Douglas Road, Suite 400, Miami, Florida 33145, the Company's outside independent auditor. These financial reports comply with the requirements of Article 2 of Regulation S-X (17 CFR 210.2) and are attached hereto as Exhibit A.

Item 14. Changes In and Disagreements With Accountants on Accounting an Financial Disclosure

         Management of the Company takes no exception and has no material disagreement with the statements of the accountants and the matters expressed in the accounting report.

Item 15. Financial Statements and Exhibits

         The following exhibits are filed and incorporated by reference:

Description of Exhibit                                             Exhibit No.
----------------------                                             -----------

Financial Statements referenced                                        A
in Item 13.

Corporate Documents Pertaining
to Here Comes Grandma,  Inc.,
predecessor to GMC Holding Corporation:

  (i)   Letter of December 16, 1997 from the                           B
        Florida Department of State certifying the filing of Articles of Amendment changing the name of Here Comes Grandma, Inc. to GMC Holding Corporation

  (ii)  Articles of Incorporation for Here                             C
        Comes Grandma, Inc., predecessor to GMC
        Holding Corporation

 (iii)  Bylaws of Here Comes Grandma, Inc.,                            D
        predecessor to GMC Holding Corporation

Opinion of Counsel Concerning the Legality                             E
of the Securities Being Registered

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GMC HOLDING CORPORATION
                                              Registrant


                                              BY:  /s/ G. Michael Khoury
                                                   -----------------------------
                                                   G. Michael Khoury
                                                   Chairman and CEO

Date: June 4, 1998

                             GMC HOLDING CORPORATION
                              FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORTS
           DECEMBER 31, 1997, DECEMBER 31, 1996 AND DECEMBER 31, 1995

[LOGO]

IDA C. OVIES, C.P.A., P.A.


                          INDEPENDENT AUDITORS' REPORT

To the Stockholder of
  GMC HOLDING CORPORATION

We have audited the accompanying balance sheet of GMC HOLDING CORPORATTON, formerly HERE COMES GRANDMA, INC. (a development stage company) as of December 31, 1997, December 31, 1996 and December 31, 1995, and the related statements of expenses and accumulated deficit, stockholders, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly in all material respects, the financial position of GMC HOLDING CORPORATION, as of December 31, 1997, December 31, 1996 and December 31, 1995, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The Company is in its development stage, and still inactive. It has accumulated losses of $177,730 at December 31, 1997. Since the Company was spun-off from its parent, its deficit has been financed by advances from stockholders. The successful completion of the Company's business plan, and ultimately, the attainment of profitable operations is dependent upon future events, including adequate financing. There is no assurance that the plan will materialize. These conditions raise substantial doubt as to the Company's ability to continue as a going concern.



IDA C. OVIES
----------------------------
Certified Public Accountants

January 8, 1998


                 2307 Douglas Road. Ste. 400 - Miami, F1, 33145
                    Tel. (305) 447-8801 - Fax (305) 447-8770

                             GMC HOLDING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET

                                       December 31,   December 31,  December 31,
                                          1997           1996           1995
                                          ----           ----           ----
                    ASSETS
Current Assets

Cash ...............................   $    32,134    $         0    $        0
Prepaid marketing costs ............       128,333              0             0
Prepaid broadcast time .............     4,000,000              0             0
                                         4,160,467              0             0

Property and Equipment .............        14,245         14,245         6,745
Less: accumulated depreciation .....        (4,020)        (1,987)         (788)
                                            10,225         12,258         5,957

Other Assets

Sample and designs .................        69,339         69,339        69,339

                                       $ 4,240,031    $    81,597    $   75,296

  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

Accrued expenses ...................       143,220    $         0    $        0

Other Liabilities

Shareholder loans ..................        98,165         54,691         4,898

Stockholders' Equity

Preferred "B" shares, $.01 par value         2,973
Common Stock, 15,000,000 shares
 authorized, 2,700,492 shares
 issued and outstanding $.001 par
 value .............................         2,700          9,815         9,815
Paid in capital ....................     5,070,703        158,560       158,560
Subscribed stock ...................      (900,000)
Accumulated deficit ................      (177,730)      (141,669)      (97,977)
                                         3,998,646         26,706        70,398
                                        $4,240,031    $     1,597    $   75,296


See accompanying auditors' report,

                             GMC HOLDING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS


                                    Year         Year         Year
                                    ended        ended        ended       Cummulative
                                 December 31,  December 31,  December 31,   From
                                     1997        1996         1995        Inception
                                     ----        ----         ----        ---------
Cash flows from operating
 activities:
Net loss ......................   $ (36,061)   $ (43,692)   $  (6,230)   $(177,730)

Adjustments to reconcile net
 loss to cash flows used
 by operating activities:
  Depreciation and amortization       2,033        1,199          635       12,920
  Amortization of prepaid
   marketing expenses .........      11,667                                 11,667
  Write off assets transfered
   from Parent Company at
   spin-off ...................                                             80,321
(Increase) decrease in current
  assets:
  Increase in prepaid expenses     (140,000)                              (140,000)
Increase (decrease) in current
 liabilities:
  Increase in accrued expenses      143,221                                143,221

Net cash used by operating
 activities ...................     (19,140)     (42,493)      (5,595)     (69,601)

Cash flows from investing
 activities:

Acquisition of furniture and
 equipment ....................           0       (7,500)      (4,600)     (14,245)
Net cash used by investing
 activities ...................           0       (7,500)      (4,600)     (14,245)

Cash flows from financing
 activities:

Proceeds from sale of stock ...       8,00O                                  8,010
Shareholder advances ..........      43,274       49,993       10,195      107,970

Net cash provided by
 financing activities .........      51,274       49,993       10,195      115,980
Net increase in cash ..........      32,134            0            0       32,134
Cash, beginning of period .....           0            0            0            0
Cash, end of period ...........   $  32,134    $       0    $       0    $  32,134


See accompanying auditors' report.

                             GMC HOLDING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF EXPENSES AND ACCUMULATED DEFICIT


                                    Year        Year          Year
                                    ended       ended         ended        Cummulative
                                 December 31, December 31,  December 31,     From
                                    1997         1996          1995        Inception
                                    ----         ----          ----        ---------
Costs and Expenses

General and administrative
 expenses ....................   $  34,028    $  42,493    $   5,595    $ 164,810
Depreciation and amortization.       2,033        1,199          635       12,920
Net Loss .....................     (36,061)     (43,692)      (6,230)    (177,730)
Accumulated Deficit beginning     (141,669)     (97,977)     (91,747)           0

Accumulated Deficit, ending ..   $(177,730)   $(141,669)   $ (97,977)   $(177,730)



See accompanying auditors' report.

                             GMC HOLDING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDER'S EQUITY
                           YEAR ENDED DECEMBER 31,1997

                                  Number
                                 of Common      Preferred       Common       Paid-in      Subscribed      Accumulated
                                  Shares        B Shares        Stock        Capital         Stock          Deficit         Total
                                  ------        --------        -----        -------         -----          -------         -----
Balance at December 31,
 1994 ......................     9,815,492          $  0        $ 9,815    $   158,560    $         0        (91,747)   $    76,628

Net loss for Year ended
December 31, 1995 ..........                                                                                  (6,230)        (6,230)
                               -----------    -----------    -----------    -----------   -----------    -----------    -----------

Balance December 31, 1995 ..     9,815,492              0          9,815        158,560             0        (97,977)        70,398

Net loss for Year ended
  December 31, 1996 ........                                                                                 (43,692)       (43,692)
                               -----------    -----------    -----------    -----------   -----------    -----------    -----------
Balance at December 31 1996      9,815,492              0          9,815        158,560             0       (141,669)        26,706
Shares issued for cash .....         5,000                             5          7,995                                       8,000
Shares issued in escrow-
 for options granted
 re-services ...............       500,000                           500        899,500      (900,000)                            0
Common shares retired in
 exchange for preferred
 B shares ..................    (7,620,000)         2,313         (7,620)         5,307                                           0
Preferred B shares
 issued in exchange for
 prepaid broadcast time ....                          660                     3,999,340                                   4,000,000
Net loss for Year ended
  December 31, 1997 ........                                                                                 (36,061)       (36,061)
                               -----------    -----------    -----------    -----------   -----------    -----------    ------------
Balance at December 31,
 1997 ......................     2,700,492    $     2,973    $     2,700    $ 5,070,703   $  (900,000)   $  (177,730)   $ 3,998,646
                               ===========    ===========    ===========    ===========   ===========    ===========    ===========



Read accompanying auditor's report.

                             GMC HOLDING CORPORATION
                        FORMERLY HERE COMES GRANDMA, INC.
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Accounting policies and operations

Organization - The Company was organized in October, 1982, for the purpose of designing, developing, importing, distributing and marketing of infantwear, dolls, doll wearing apparel, plushed stuffed animals and children's books. On November, 1998, the Company was spun-off from its parent, Grandma, Inc.

The Company has been inactive since its spin-off from its parent in November, 1988.

Use of estimates - The preparation of financial statements in accordance to generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported periods. Actual results could differ from, those estimates.

Estimates that are susceptible to change in the near term include evaluation of recoverability of intangible assets.

Property and Equipment - Property and equipment is recorded at cost and depreciated over its estimated useful life - 7 years.

Sample and Design Costs - The Company capitalizes all cost of samples and designs and will amortize these costs over its estimated useful life when sales begin.

Prepaid Marketing Costs-

Prepaid marketing cost represents the cost of the financial and marketing services to be received by the Company in connection with a service agreement entered to in November 18, 1997 (See Accrued Expenses). The cost of the services are being amortized over the term of the agreement, one year.

Prepaid Broadcast Time-

Prepaid broadcast time represents prepaid air time with Access America Network to be used for advertising of the Company's products and services. The Company plans to use the airtime within the next year, and will be expensing the cost as it is used.

                             GMC HOLDING CORPORATION
                        FORMERLY HERE COMES GRANDMA, INC.
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Accrued Expenses

Accrued expenses at December 31, 1997 consist of the following:

            Accrued marketing Fees             $140,0OO(a)
            Other accrued expenses                3,220
                                               --------
                                               $143,220

     a) On November 18, 1997 the Company entered into an agreement with an unrelated party where this party will provide the Company financial public relations services, assist in the development of a secondary trading of its common stock, and advise on investment banking matters. The agreement is for a one year term, renewable for another year.

          As consideration for the services the Company is obliged to pay a $15,000 fee in cash, issue 50,000 shares of common stock valued at $2.50 a share, and grant an option to buy 500,OO0 shares of common stock at $1.80 per share, to be exercised in no more than 150 days.

          At December 31, 1997, the Company had granted the stock option, and the option had been exercised (See Subscribed Stock),

Shareholder Loans

Shareholder advances represent monies loaned by a shareholder of the Company at various dates to cover expenses. These advances have no specific repayment term and bear no interest.

Preferred Shares "B" Shares

On December 18, 1997, the Company entered into an agreement with an unrelated party to acquire $4,000,000 in prepaid airtime on a Network to broadcast advertising material promoting the sale of its products in exchange for 413,000 shares free trading of the Company's common shares, and 66,000 shares of preferred "B" shares convertible into shares of common stock at a rate of 10:1 effective June 18, 1999.

On December 10, 1997 several stockholders of the Company surrendered 7,620,000 shares cf common stock to the Company in exchange for 231,300 shares of new preferred "B" shares.

                             GMC HOLDING CORPORATION
                        FORMERLY HERE COMES GRANDMA, INC.
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Preferred Shares "B" Shares (Continued)

These preferred shares have a par value of $.01 per share, and are convertible into shares of common stock at a rate of 10:1 effective December 18, 1998.

Subscribed Stock

The Company granted an option to buy 500,000 of the Company's common stock at $1.80 per share, as part of an agreement with a Company that is to provide financial and marketing services (See Accrued Expenses). The options were exercised in December of 1997, the 500,000 shares of common stock were issued in escrow to be sold to the public. The Company will receive the option exercise price as the stock sells from the sales proceeds.

Deficit

Accumulated deficit at December 31, 1997, December 31, 1996 and December 31, 1995 of $177,730, $141,669 and $97,977, respectively, represent losses incurred during the development stage.

Income Taxes

No credit for income taxes has been provided in the accompanying finarcial statements because realization of such income tax benefits is not reasonably assured. The Company will recognize the benefit from such carry forward losses in the future, if and when they are realized, in accordance with the applicable provisions of accounting principles for income taxes.

At December 31, 1997 the Company had a net operating loss carry forward for income tax purposes of approximately $177,000.

Going Concern

The Company is in its development stage, and still inactive. It has accumulated deficits of $177,730, $141,669 and $97,977, as of December 31, 2997, December 31, 1996 and December 31, 1995, respectively.

                             GMC HOLDING CORPORATION
                        FORMERLY HERE COMES GRANDMA, INC
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

Going Concern (Continued)

Since the Company was spun-off from its parent, its deficit has been financed by advances from stockholders. The successful completion of the Company's business plan, and ultimately, the attainment of profitable operations is dependent upon future events, including adequate financing. There is no assurance that the plan will materialize.

These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Commitments and Related Party Transactions

The Company subleases its office space from a shareholder under a one year lease. Rent paid under such lease during the year ended December 31, 1997, December 31, 1996 and 1995 was $8,979, $13,903 and $14,238, respectively.

The minimum rental commitment under such lease at December 31, 1997 was as follows:

                    CY 1998                        $ 13,572

                           FLORIDA DEPARTMENT OF STATE
                                Sandra B. Mortham
                                 Secretary of State

December 16, 1997

GMC HOLDING CORPORATION
250 BIRD ROAD
SUITE 104
CORAL GABLES, FL 33146

            Re: Document Number G06139
                ----------------------


The Articles of Amendment to the Articles of Incorporation of HERE COMES GRANDMA, INC. which changed its name to GMC HOLDING CORPORATION, a Florida corporation, were filed on December 10, 1997.

Should you have any questions regarding this matter, please telephone (850) 487-6050, the Amendment Filing Section.

Cheryl Coulliette
Document Specialist
Division of Corporations                     Letter Number: 797AO0058965





     Division of Corporations - P.O. BOX 6327 - Tallahassee, Florida 32314